

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 10, 2009

Mr. Steve Wilson
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.
Suite 900
630-3rd Avenue S.W.
Calgary, Alberta Canada T2P 4L4

**Re: Shaw Communications Inc.
          Form 40-F for the year ended August 31, 2008
          Filed December 1, 2008
          File No. 1-14684**

Dear Mr. Wilson:

         We have completed our review of your Form 40-F and have no further comments at this time.

                                             Sincerely,

                                             Larry Spirgel
                                             Assistant Director